FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of February 2005.

Total number of pages: 4

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Tosok Revises Financial Forecasts Downward for the Year Ending March 31, 2005

1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2005
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations
& Public Relations & Advertising

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations & Public Relations & Advertising
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on February 22, 2005, in Kyoto, Japan

Nidec Tosok Revises Financial Forecasts Downward

for the Year Ending March 31, 2005

Nidec Corporation today announced that Nidec Tosok Corporation (“ the Company” ), one of its consolidated subsidiaries whose shares are listed on the First Section of the Tokyo Stock Exchange (Code:7728), has revised downward its consolidated and non-consolidated financial forecasts for the year ending March 31, 2005 as follows.

1. Revised consolidated financial forecasts (Japanese GAAP) for the year ending March 31, 2005.

					(Yen in millions)
	For the year ending March 31, 2005				Results for the year ended March 31, 2004
	Previous forecast (Feb. 1, 2005)	Revised forecast	Change (amount)	Change (percent )
Net sales	31,000	29,200	1,800	5.8%	26,860
Recurring income	3,800	3,200	600	15.8%	2,914
Net income	2,100	1,800	300	14.3%	1,709

2. Revised non-consolidated financial forecasts (Japanese GAAP) for the year ending March 31, 2005.

					(Yen in millions)
	For the year ending March 31, 2005				Results for the year ended March 31, 2004
	Previous forecast (Feb. 1, 2005)	Revised forecast	Change (amount)	Change (percent )
Net sales	26,500	25,100	1,400	5.3%	21,876
Recurring income	2,000	1,500	500	25.0%	1,269
Net income	1,000	700	300	30.0%	738

3. Reasons for revision

The downward revision reflects the adverse market environment surrounding the Company [primarily] resulting from materials shortages in the automobile industry and its customers’ corresponding inventory adjustments ..

Since last fall, the Company’ s automobile parts business has been experiencing the impact of its customers’ production cutbacks attributable to the globally tight steel supply. This trend has continued into the current fiscal quarter, and customer demand has yet to recover to the previously forecasted level. Also, soaring steel prices have increased the Company's purchasing expenses, raising its overall cost percentage. Meanwhile, the Company has undergone a string of cancellations and postponements of semiconductor manufacturing equipment shipments due to its customers’ inventory adjustments and expects to incur costs related to the disposal of excess inventory. The Company also allows for possible inventory adjustments in the digital consumer electronics market and expects decreases in its fan motor shipments for the current fiscal year.

4. Impact on the consolidated financial results of Nidec Corporation

The Company’ s downward revision will have no material impact on the consolidated financial results of Nidec Corporation.

Disclaimer Regarding Forward-Looking Statements
This press release contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Nidec and its group companies (the Nidec Group). These forward-statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to them. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "may", "will", "expect", "anticipate", "estimate", "plan" or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of the Nidec Group's financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) the Nidec Group's ability to design, develop, mass produce and win acceptance of their products, (ii) general economic conditions in the computer, information technology and related product markets, particularly levels of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which the Nidec Group's assets and liabilities are denominated, (iv) the Nidec Group's ability to acquire and successfully integrate companies with complementary technologies and product lines, and (v) adverse changes in laws, regulations or economic policies in any of the countries where the Nidec Group has manufacturing operations, especially China.

- ### -

4